SensaSure Technologies, Inc.

January 5, 2022

Jessica Ansert
Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F. Street, NW

Washington, D.C. 20549

Re:	SensaSure Technologies, Inc.

Registration	Statement on Form S-1

File	No. 333-260017

Dear Ms. Ansert:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced filings so that such registration statements will become effective as of 5:00pm on Friday, January 7, 2021, or as soon thereafter as practicable.

Sincerely,

/s/ John Trainor

John Trainor, Chief Executive Officer